750 3rd Ave., 11th Floor New York, NY USA 10017 +1.212.679.5711 6th Floor, Amani Place, Ohio St. Dar es Salaam, Tanzania +255.774.634.777	Toby Hansen Corporate Communications +1.212.679.5711 THansen@rubycreekresources.com www.rubycreekresources.com

July 16, 2012

Mr. John Reynolds, Assistant Director

Mr. George Schuler, Mining Engineer, SchulerG@sec.gov

U.S. Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Re:	July 10, 2012 Comment Letter

Ruby Creek Resources, Inc.

Form 10-K for the Fiscal Year Ended August 31, 2011

Filed December 14, 2011

File No. 000-52354

Gentlemen:

Due to the detailed comments and modifications to our referenced filing that could be required, we respectfully request an extension to August 31, 2012 in order to respond to your letter.

Sincerely,

/S/

Daniel Bartley

CEO